Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY 2021	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant’s name into English)

Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Consolidated Results for the First Quarter 2021

  Q1 2021 DELIVERED SALES +23.1%, ON ROBUST ORDER BACKLOG
  YTD POSITIVE MOMENTUM CONTINUES WITH FIRST 18 WEEKS WRITTEN ORDERS IMPROVING ON KEY BUSINESS DIMENSIONS (BRANDS, GEOGRAPHIES) VS BOTH 2020 AND THE PRE-PANDEMIC RESULTS OF 2019
  GROSS PROFIT MARGINS EXPAND, OFFSETTING GROWING COST OF RAW MATERIALS
  OPERATING PROFIT IMPROVES TO HIGHEST LEVELS SINCE Q4 2016
  PROFIT FOR THE PERIOD OF €5.9 MILLION INCLUDING €4.8 MILLION OF GAIN FROM THE DISPOSAL OF POLIURETHAN MANUFACTURING SUBSIDIARY
  AVAILABLE CASH INCREASED BY 83.5% TO €54.1 MILLION VS €29.5 MILLION AS OF MARCH 31, 2020
  EPS TURNS POSITIVE (€0.11 PER SHARE)
  ON MAY 10TH 2021, THE BOARD OF DIRECTORS APPROVED A NEW GOVERNANCE SET-UP TO ACCELERATE GROWTH MOMENTUM AND STRENGTHEN NATUZZI’S COMPETITIVE POSITIONING IN THE GLOBAL DESIGN AND AFFORDABLE LUXURY FURNITURE MARKET

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 21, 2021--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company” and, together with its subsidiaries, the “Natuzzi Group” or the “Group”) approved today its 2021 first quarter consolidated financial results.

Pasquale Natuzzi commented: “We are pleased to see that the continued effort to navigate through these challenging times has started to translate into positive results.

First quarter revenues improved sequentially. We are also encouraged by the double digit increase of our first 18 weeks written orders vs the same period of 2020 and single digit improvement vs 2019. The demand-driven momentum, that has started in the second part of last year, continues, with our branded business growing at double digit and all main geographies, mainly USA and China, reporting written sales above pre-pandemic level. Europe, which was still affected by heavy lockdowns in Q1, is now catching up rapidly as restrictions are lifted and stores reopen. Encouragingly, April global order flow accelerated by 16% versus our Q1 pace.

As we continue to execute on our strategic initiatives, we achieved significant gross margin expansion; first quarter margins increased more proportionally than sales, thanks to our effort to streamline SG&A costs and improve production efficiency.

We have also carefully increased the retail price of our collections, confirming the strengths of our brands and direct distribution network. These actions allowed us to more than compensate for the increase in raw material and freight costs, which is impacting the economy globally, a trend that we continue to carefully monitor.

We also showed a significant improvement in the cash position, as a result of top line growth combined with a tight discipline on costs, and renewed attention to productivity.

To accelerate the positive momentum and to strengthen our global competitive position, Natuzzi’s Board of Directors appointed a new CEO. I am delighted to welcome Antonio Achille, who I am sure will further boost the work done by management in recent years and evolve Natuzzi into a successful brand and a global leader in the luxury furniture market. As Executive Chairman, I will focus on long-term strategies and continue to be strongly committed to the success of the Company that, I am sure, will express its full potential under the new leadership.”

First Quarter 2021

Consolidated net sales (including non-core sales of €3.4 million) for the first quarter of 2021 were €101.5 million, up 23.1% from €82.5 million reported in 2020 first quarter. Under constant exchange rates, Q1 2021 consolidated net sales would have been up 31.3%, mainly due to the Euro appreciation vs USD.

A. Branded/Unbranded business

Natuzzi Group operates in the branded (with Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi brands) and unbranded business, offering collections dedicated to large merchants.

Over the last 15 years, Natuzzi has heavily invested in strengthening its brands and extending the retail network to accelerate the branded part of the business, with higher margins and stronger growth opportunities.

Q1 2021 results confirm the continued improvement of the branded business.

A1) Natuzzi Group’s strategy aims at capitalizing on the strengths of its brands, which represent the finest spirit of Italian design and the unique craftmanship details of “Made in Italy”, and continue to deliver positive results. Natuzzi’s branded invoiced sales were €86.0 million, up 31.9% vs the first quarter of 2020, and up 10.9% vs Q1 2019. Our branded business continues the quarter-on-quarter improvement in terms of turnover, representing 87.6% of the Group’s core business in Q1 2021 vs 83.1% of Q1 2020 and 76.6% in Q1 2019.

Written orders for the first 18 weeks of 2021 confirm the positive momentum. Written orders for our branded business grew 59.6% vs the same period of 2020, and 15.7% vs 2019.

A2) Private Label invoiced sales were €12.1 million, down 8.6% compared to Q1 2020 (down 48.6% vs Q1 2019) as result of the Group’s strategy to focus on fewer large accounts and serve them with a more efficient go-to-market model.

B. Key Markets

The Group reported strong momentum in invoiced sales in its key geographies vs Q1 2020:

— +24.9% in North America

— +92.0% in Greater China

— +5.9% in West & South Europe (whose main markets were still affected by lockdown measures in Q1 2021)

— +50.6% in the Emerging Markets

— +10.9% in the rest of the world (which includes Central & South America and the rest of Asia-Pacific regions).

Written orders for the first 18 weeks of 2021 have increased across our main geographies vs the same periods of 2020 and 2019, North America and Greater China reporting the strongest results, whereas European markets were still affected by lockdown measures. Encouragingly, April global order flow accelerated by 16% vs our Q1 pace, as Europe reopens for business.

— North America: +138.7% vs 2020 and +27.0% vs 2019

— Greater China: +43.0% vs 2020 and +29.8% vs 2019

— West & South Europe: +26.6% vs 2020, but -16.9% vs 2019

— Emerging Markets: +71.6% vs 2020 and +16.4% vs 2019

— Rest of the world (which includes Central & South America and the rest of Asia-Pacific regions): +37.2% vs 2020 and +0.7% vs 2019.

Q1 2021 Gross margin

Gross margin continues the sequential improvement, showing a 36.2% increase in Q1 2021, vs 34.2% in Q1 2020 and 30.1% in Q1 2019.

The improvement in 2021 first quarter gross margin was achieved thanks to production efficiency improvement and operating leverage. This more than offset the higher cost of raw materials, a trend that the Company continues to closely monitor.

During the first quarter of 2021, the Group benefitted also from COVID-related temporary public measures, that were granted across the industry.

Q1 2021 Operating expenses

Management continued in its discipled effort to rationalize operating expenses (which include selling expenses, administrative expenses, other operating income/expenses and the impairment of trade receivables) to expand operating margin.

As a result, operating expenses were €33.5 million, compared to €33.2 million in Q1 2020. As a percentage of revenues, operating expenses were 33.0% down from 40.2% in Q1 2020. These savings more than offset increased transportation costs (representing 11.5% on revenues compared to 8.7% in Q1 2020).

Q1 2021 results

The Group reported an operating profit of €3.3 million, vs an operating loss of €4.9 million in Q1 2020, and an operating loss of €3.0 million in Q1 2019.

Depreciation and amortization for the quarter amounted to €5.3 million, compared to €6.4 million in Q1 2020 and to €5.8 million in Q1 2019.

During the period, the Group reported a one-off gain of €4.8 million from the disposal of I.M.P.E. S.p.A., a formerly wholly-owned subsidiary of the Company, as part of Natuzzi’s strategy to streamline its operating model.

Proportional net profit from the 49% stake in the Chinese joint venture was €1.1 million compared to a net profit of €0.4 million in both Q1 2020 and Q1 2019.

For the first three months of 2021, the Group reported a net profit of €5.9 million vs a €7.8 million loss in Q1 2020 and a €4.6 million loss in Q1 2019.

As of March 31, 2021, cash and cash equivalents were €54.1 million, compared to €29.5 million as of the end of March 2020.

New corporate governance set-up

On May 10, 2021, the Company’s Board of Directors approved a new governance set-up with the aim of strengthening its competitive position in the global luxury furniture market and increasing the efficiency of the Company’s operating model.

Mr. Pasquale Natuzzi, Natuzzi Group’s Chairman and CEO, assumes the role, effective June 1, 2021, of Executive Chairman. As such, he will continue to drive Natuzzi Group’s long-term strategies, and support the completion of the transition to a brand/retailer operating model, whilst ensuring continuity of the Company’s culture and values.

In the same meeting, the Board of Directors also appointed, effective June 1, 2021, Mr. Antonio Achille in the role of Chief Executive Officer. Mr. Achille joins from McKinsey, where he was a Senior Partner and Global Head for the Luxury Sector. For 25 years, he has been advising international groups on strategy, digital and retail re-organization, supply chain, growth acceleration and operational improvement. In his role, Mr. Achille will focus on all the actions required to foster the Natuzzi Group’s growth and to enhance its operating margin. As CEO, Mr. Antonio Achille will be entrusted with the day-to-day management of the Company and will coordinate with the Executive Chairman with respect to all strategic and business decisions.

__________________________________________________________________________

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Additional Information

This news release is just one part of the Company’s financial disclosures and should be read in conjunction with other information filed with the U.S. Securities and Exchange Commission, available at https://www.natuzzigroup.com/en-EN/ir/financial-release.html under the “SEC Filings” section.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A., Natuzzi is one of the most renewed brands in the production and distribution of design and luxury furniture. With a global retail network of 550 mono-brand stores, in addition to galleries, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the first quarter of 2021 and 2020 on the basis of IFRS -IAS (expressed in millions Euro, except per share data)

	Three months ended on		Change	Percentage of revenue
	31-Mar-21	31-Mar-20%		31-Mar-21	31-Mar-20

Revenue	101.5	82.5	23.1%	100.0%	100.0%
Cost of Sales	(64.7)	(54.2)	19.4%	-63.8%	-65.8%
Gross profit	36.8	28.2	30.2%	36.2%	34.2%

Other income	1.3	0.9		1.3%	1.1%
Selling Expenses	(27.8)	(25.0)	11.2%	-27.4%	-30.3%
Administrative expenses	(7.0)	(8.3)	-15.3%	-6.9%	-10.1%
Impairment on trade receivables	0.0	(0.5)		0.0%	-0.6%
Other expenses	(0.0)	(0.3)		0.0%	-0.4%

Operating profit/(loss)	3.3	(4.9)		3.2%	-6.0%

Finance income	0.0	0.1		0.0%	0.1%
Finance costs	(1.6)	(1.6)		-1.6%	-2.0%
Net exchange rate gains/(losses)	(0.8)	(1.6)		-0.8%	-2.0%
Gain from disposal and loss of control of a subsidiary	4.8	0.0		4.7%	0.0%

Net finance income/(costs)	2.4	(3.2)		2.4%	-3.8%

Share of profit/(loss) of equity-method investees	1.1	0.4		1.0%	0.5%

Profit/(Loss) before tax	6.7	(7.7)		6.6%	-9.4%

Income tax expense	(0.8)	(0.1)		-0.8%	-0.1%

Profit/(Loss) for the period	5.9	(7.8)		5.9%	-9.5%

Profit/(Loss) attributable to:

Owners of the Company	6.1	(7.7)		6.0%	-9.4%
Non-controlling interests	(0.2)	(0.1)		-0.2%	-0.1%

Profit/(loss) per Ordinary Share	0.11	(0.14)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	31-Mar-21	31-Dec-20

ASSETS
Non-current assets	181.9	184.0
Current assets	201.3	172.0
TOTAL ASSETS	383.2	356.0

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	83.2	74.3
Non-controlling interests	1.0	1.0
Non-current liabilities	104.2	104.0
Current liabilities	194.8	176.7
TOTAL EQUITY AND LIABILITIES	383.2	356.0
Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Mar-21	31-Dec-20

Net cash provided by (used in) operating activities	(9.8)	12.3

Net cash provided by (used in) investing activities	6.3	2.3

Net cash provided by (used in) financing activities	8.8	(5.6)

Increase (decrease) in cash and cash equivalents	5.3	9.0

Cash and cash equivalents, beginning of the year	46.1	37.8

Effect of movements in exchange rates on cash held	0.9	(0.8)

Cash and cash equivalents, end of the period	52.2	46.1

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Mar-21	31-Dec-20
Cash and cash equivalents in the statement of financial position	54.1	48.2
Bank overdrafts repayable on demand	(1.9)	(2.1)
Cash and cash equivalents in the statement of cash flows	52.2	46.1

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date: MAY 21, 2021	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi